# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newegg Commerce, Inc., CIK 0001474627
CUSIP: G6483G100
Title of class of securities: Common Shares par value $0.43696
Address of issuer's principal executive offices: 17560 ROWLAND STREET, CITY OF INDUSTRY, California (CA), 91748
Date of event which requires filing of this statement: 09/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 1376474-25-000566
Filed by CIK 0002020621
Persons authorized to receive notices and communications: Vladimir Galkin, 10900 NW 97th Street, #102, Miami, Florida (FL), 33178, (310) 880-6330

## Reporting persons
- Galkin Vladimir (CIK 0002020621): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,700,000; sole dispositive power 0; shared dispositive power 3,700,000; aggregate amount beneficially owned 3,700,000 (18.1% of the class)
  Comment: The shares of Common Stock are held jointly by Vladimir Galkin and Angelica Galkin, husband and wife. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 3,700,000 shares of Common Stock.
- Galkin Angelica (CIK 0002038764): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,700,000; sole dispositive power 0; shared dispositive power 3,700,000; aggregate amount beneficially owned 3,700,000 (18.1% of the class)
  Comment: The shares of Common Stock are held jointly by Vladimir Galkin and Angelica Galkin, husband and wife. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 3,700,000 shares of Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Shares par value $0.43696
Name of issuer: Newegg Commerce, Inc.
Address of issuer's principal executive offices: 17560 ROWLAND STREET, CITY OF INDUSTRY, California (CA), 91748
Comment: This Amendment No. 15 amends the Schedule 13D filed on July 1, 2025 (the "Original Schedule 13D, and as amended by Amendment No. 1 filed on July 10, 2025, and as amended by Amendment No. 2 to Schedule 13D filed on July 14, 2025, and as amended by Amendment No. 3 to Schedule 13D filed on July 15, 2025, and as amended by Amendment No. 4 to Schedule 13D filed on July 16, 2025, and as amended by Amendment No. 5 to Schedule 13D filed on July 17, 2025, and as amended by Amendment No. 6 to Schedule 13D filed on July 18, 2025, and as amended by Amendment No. 7 to Schedule 13D filed on July 29, 2025, and as amended by Amendment No. 8 to Schedule 13D filed on August 4, 2025, and as amended by Amendment No. 9 to Schedule 13D filed on August 6, 2025, and as amended by Amendment No. 10 to Schedule 13D filed on August 7, 2025, and as amended by Amendment No. 11 to Schedule 13D filed on August 18, 2025, and as amended by Amendment No. 12 to Schedule 13D filed on August 21, 2025, and as amended by Amendment No. 13 to Schedule 13D filed on September 4, 2025, and as amended by Amendment No. 14 to Schedule 13D filed on September 12, 2025, as amended the "Schedule 13D"). This statement of beneficial ownership on Schedule 13D is jointly filed by Vladimir Galkin and Angelica Galkin, husband and wife, each a citizen of the United States of America (collectively, the "Reporting Persons" and individually, a "Reporting Person"), with respect to the shares of the common stock, par value $0.43696 per share (the " Common Stock"), of Newegg Commerce, Inc., a British Virgin Islands corporation (the " Issuer"), is hereby amended to furnish the additional information set forth herein. The address of the principal executive offices of the Issuer is 21688 Gateway Center Drive, Suite 300, Diamond Bar, CA 91765. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Originally, the Galkin Revocable Trust used cash from its capital account and margin account borrowings made in the ordinary course of business to make the purchases of 2,222,222 shares of Common Stock. Since other securities were held in the margin accounts of the Galkin Revocable Trust, it is not possible to determine the amounts, if any, of margin used originally to purchase the shares of Common Stock reported herein. On July 10, 2025, the Galkin Revocable Trust transferred 2,222,222 shares of Common Stock (representing all of its shares of Common Stock) to a joint account held by Vladimir Galkin and Angelica Galkin (together, the Galkins). Thereafter, the Galkins used their own investment capital to purchase an additional 1,477,778 shares of Common Stock, resulting in aggregate ownership of 3,700,000 shares of Common Stock. The positions held in the Galkins' joint account are not held in a margin account or pledged as collateral security for the repayment of debit balances in the account. A total of approximately i) $78,665,709 was paid to acquire 3,932,385 shares of Common Stock; and ii) $2,387,051 was received as payment for the sale of 161,274 shares of Common Stock reported herein (resulting in ownership of an aggregate net total of 3,700,000 shares of Common Stock).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, each of Vladimir Galkin and Angelica Galkin may be deemed to beneficially own, in the aggregate, 3,700,000 shares of Common Stock, representing approximately 18.1% of the outstanding shares of Common Stock of Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,478,394 shares of Common Stock of the Issuer outstanding as of August 19, 2025, as reported in the Issuer's Report on Form 6-K, filed by the Issuer with the Securities and Exchange Commission on August 19, 2025.
Transactions in the class effected during the past sixty days: See Rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by each of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: All the transactions involving shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. Except as otherwise noted below, all such transactions were purchases and sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Schedule A
2. Joint Filing Agreement

## Signatures
- Galkin Vladimir: Vladimir Galkin, Individual (09/23/2025)
- Galkin Angelica: Angelica Galkin, Individual (09/23/2025)